311669

Follow-Up Materials

02042846

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ______

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

(03/94)

311669

ASIAN DEVELOPMENT BANK

02 MAY 31 AM 11:38

83-2

TR/140.01/KT/2002-115
27 May 2002

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 29 2002
WASH. D.C.
165

Securities and Exchange Commission
Room 1026
450 Fifth Street, NW
Washington DC 20549
U.S.A.

Dear Sirs,

Please find enclosed two (2) copies of ADB's condensed Quarterly Financial Statements for the quarter ended 31 March 2002.

Yours sincerely,

KEITH TAYMAN
Treasury Officer

Enclosure

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 Telex: 63587 ADB PN E-Mail: information@adb.org
Website: http://www.adb.org

Asian Development Bank

Management's Discussion & Analysis for OCR
and
Condensed Quarterly Financial Statements
31 March 2002
(Unaudited)

CONTENTS

31 March 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR ORDINARY CAPITAL RESOURCES

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2001. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Ordinary Capital Resources

ADB's ordinary capital resources (OCR) come from three distinct sources: private capital markets in the form of borrowings; paid-in capital provided by government funds; and accumulated retained income (reserves), which provide a buffer for risk arising from operations.

Statutory Reporting

ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB adopted Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments under FAS No. 138. These two standards are collectively termed "FAS 133." As defined and required by FAS 133, ADB has marked all derivative instruments to fair value and reported in the balance sheet with changes in the fair value recognized in current net income.

Under FAS 133, two options exist in accounting for derivative instruments: hedge or non-hedge accounting. In hedge accounting, changes in the fair value of certain hedge instruments have to be reflected in current income, while others have to be reflected in other comprehensive income. In non-hedge accounting, all changes in the fair value of hedge instruments need to be recognized as current income.

As the application of FAS 133 qualifying hedge criteria would not make fully evident economic risks inherent in ADB's financial assets and liabilities, ADB has chosen to adopt the non-hedge accounting and recognizes changes in fair value of derivative instruments in the period as part of the net income.

Supplemental Reporting

ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. It uses derivative instruments to enhance asset/liability management of individual positions and portfolios, and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recognized at their fair values, while some others are still at cost (loans and borrowings), FAS 133 does not fully reflect the overall economic value of ADB's financial instruments.

To supplement the statutory report, ADB also prepares financial statements under current value basis and pre FAS 133 basis in the Management's Discussion and Analysis. ADB believes that the financial statements under current value basis present the economic value of all its financial instruments. On the other hand, pre FAS 133 basis presents the financial informations that is comparable to that in the prior years.

Table 1 presents selected financial data on three bases: a statutory reported basis, a pre FAS 133 basis, and a current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Reported Basis		
	31 March 2002	31 March 2001	31 December 2001
Net Income	89	291	863
Average Earning Assets	37,457	35,664	36,272
Annual Return on Average Earning Assets	0.95%	2.87%[1]	2.28%[1]
Return on Loans	5.89%	6.61%	6.42%
Return on Investments	4.58%	6.35%	5.91%
Cost of Borrowings	5.03%	5.56%	5.54%
Reserve-to-Loan Ratio	28.83%	27.87%	28.47%
Liquidity Ratio	56.15%	50.57%	46.95%
Interest Coverage Ratio	1.29	1.66[1]	1.58[1]
	Pre FAS 133 Basis		
	31 March 2002	31 March 2001	31 December 2001
Net Income	177	172	716
Average Earning Assets	37,456	35,663	36,271
Annual Return on Average Earning Assets	1.89%	1.93%	1.97%
Return on Loans	5.89%	6.61%	6.42%
Return on Investments	4.58%	6.35%	5.91%
Cost of Borrowings	4.69%	5.92%	5.63%
Reserve-to-Loan Ratio	28.71%	27.77%	28.09%
Interest Coverage Ratio	1.58	1.45	1.50
	Current Value Basis		
	31 March 2002	31 March 2001	31 December 2001
Net Income	87	56	473
Average Earning Assets	39,378	37,634	38,431
Annual Return on Average Earning Assets	1.57%	1.52%[2]	1.23%[2]
Return on Loans	4.21%	4.94%	3.11%
Return on Investments	3.52%	2.88%	2.66%
Cost of Borrowings	3.12%	4.35%	3.02%
Reserve-to-Loan Ratio	27.38%	26.26%	26.66%
Interest Coverage Ratio	1.50	1.37[2]	1.33[2]

[1] Excludes the one-time cumulative effect of recording the adoption of FAS 133 on 1 January 2001.
[2] Excludes the cumulative effect of the adoption of current value basis accounting.

Current Value Basis

The Condensed Current Value Balance Sheet on Table 2 presents ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments with liquid markets and accordingly is similar in most respects to fair value. For financial instruments with no market, current value reflects the expected cash flow streams discounted with the appropriate interest and exchange rates. The adjustment to current value removes the impact related to the adoption of FAS 133, as these effects are already accounted for in the current value adjustment. A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 4.

Table 2: Condensed Current Value Balance Sheet at 31 March 2002 and 31 December 2001
In thousands of U.S. dollars except ratio

	31 March 2002					31 December 2001
	Reported Basis	Reversal of FAS 133 Effects[1]	Pre FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 88,446	$ -	$ 88,446	$ -	$ 88,446	$ 68,823
Investments and accrued income	9,045,490	-	9,045,490	-	9,045,490	8,330,341
Loans outstanding and accrued interest	29,041,819	(1,184)	29,040,635	1,360,385	30,401,020	30,697,150
Equity investment	211,092	-	211,092	-	211,092	208,018
Receivable from members	337,628	-	337,628	(144,399)	193,229	200,543
Receivable from swaps	7,594,170	(177,124)	7,417,046	177,124	7,594,170	6,379,403
Other assets	527,304	-	527,304	-	527,304	478,096
TOTAL	$46,845,949	$(178,308)	$46,667,641	$1,393,110	$48,060,751	$46,362,374
Borrowings and accrued interest	$26,212,019	$ (21,069)	$26,190,950	$1,166,335	$27,357,285	$26,734,750
Payable from swaps	7,959,543	(120,314)	7,839,229	120,314	7,959,543	6,784,076
Accounts payable and other liabilities	1,776,662	-	1,776,662	-	1,776,662	1,955,836
Total Liabilities	35,948,224	(141,383)	35,806,841	1,286,649	37,093,490	35,474,662
Paid-in capital	2,969,035	-	2,969,035	-	2,969,035	2,989,775
Net notional MOV Receivable/Payable	(453,411)	-	(453,411)	-	(453,411)	(462,456)
Ordinary reserve	7,816,392	-	7,816,392	(222,905)	7,593,487	7,589,531
Special reserve	183,051	-	183,051	-	183,051	182,903
Surplus	116,645	-	116,645	-	116,645	116,645
Net income after appropriation – 31 March 2002	88,853	88,363	177,216	(90,076)	87,140	-
Net income after appropriation – 31 December 2001	861,965	(147,501)	714,464	(243,150)	471,314	471,314
Accumulated other comprehensive income	(684,805)	22,213	(662,592)	662,592	-	-
Total Equity	10,897,725	(36,925)	10,860,800	106,461	10,967,261	10,887,712
TOTAL	$46,845,949	$(178,308)	$46,667,641	$1,393,110	$48,060,751	$46,362,374

[1] Translated using exchange rates at transaction date.

Table 3: Condensed Current Value Income Statement
In thousands of U.S. dollars

	31 March 2002			31 March 2001
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Basis	Year to Date Current Value Basis
INCOME				
From loans	$422,498	$ -	$422,498	$463,189
From investments	81,924	-	81,924	115,964
From other sources-net	2,452	-	2,452	1,476
Total Income	$506,874	$ -	$506,874	$580,629
EXPENSES				
Interest and other financial expenses	$307,010	$ -	$307,010	$385,057
Administrative expenses	22,174	-	22,174	23,882
Provision for possible losses	326	(326)	-	-
Total Expenses	$329,510	$ (326)	$329,184	$408,939
OPERATING INCOME – Before FAS 133 Adjustment	$177,364	326	$177,690	$171,690
FAS 133 adjustment	(88,363)	88,363	-	-
Current value adjustments	-	(90,076)	(90,076)	(115,608)
Provision for possible losses (charged) written back	-	(326)	(326)	18
Net Income	$ 89,001	$ (1,713)	$ 87,288	$ 56,100
Appropriation of guarantee fees to Special Reserve	(148)	-	(148)	-
NET INCOME AFTER APPROPRIATION	$ 88,853	$ (1,713)	$ 87,140	$ 56,100

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 31 March 2002				Income Statement Effect Year to Date	
	Loans	Borrowings After Swaps	Other Asset	Less Prior Year Effects	31 March 2002	31 March 2001
Total Current Value Adjustments on Balance Sheet	$1,360,385	$(1,109,525)	$(144,399)	$(123,930)	$(17,469)	$ 63,861
Unrealized (Losses) Gains on Investments[1]					(59,222)	27,848
Accumulated Translation Adjustments[2]					(13,385)	(207,317)
Total Current Value Adjustments					$(90,076)	$(115,608)

[1]Unrealized (losses) gains on the investment portfolio have been moved from "Accumulated other comprehensive income" in "CAPITAL AND RESERVE" under the statutory reported basis and included as part of current value adjustments for current value reporting.

[2]The accumulated translation adjustments for the period, net of currency translation effects from FAS 133 reversals, have been moved from "Accumulated other comprehensive income" under the statutory reported basis and included in current value net income for purposes of current value reporting.

Loan Portfolio

The majority of ADB's loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of the probable expected cash flows, including interest, to ADB. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost, plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, ADB has adjusted the value of the loans through its loan loss provisioning. ADB has never suffered a loss on its public sector loans, with the exception of opportunity losses resulting from the difference between the discounted present value of expected payments for interest and charges, according to the loan's contractual terms, and actual timing of cash flows.

The positive adjustment of $1.4 billion or equivalent of 4.7% to ADB's loan balance – from the reported basis of $29 billion to the current value basis of $30.4 billion – reflects the fact that the loans in the portfolio, on average, carry a higher interest rate than the discount rate at which ADB would currently originate similar loans.

Investments

Under both the reported and current value basis, the investments held in ADB are carried and reported at fair values. Fair value is based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based methodologies.

Equity Investments

Equity investments with readily determinable fair values (i.e., market value) are reported at fair value. Unlisted equity investments without market value are reported at cost less allowance for losses, which represent a fair approximation of the current value.

Receivable from Members

Receivables from members consist of unrestricted, may be restricted, and restricted promissory notes. The current value of receivables from members is based on the cash flow of the projected encashment of the promissory notes, discounted using appropriate interest and exchange rates.

Borrowings after swaps

The current value of these liabilities includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated using market-based methodologies.

The increase of $1.1 billion – equivalent to 4.3% in the value of the borrowings portfolio after swaps from the FAS 133 reported basis of $26.6 billion to the current value basis of $27.7 billion – represents the difference between the average cost of ADB's borrowing portfolios and the cost computed based on the related market yield curves.

Current Value Income

For the first quarter of 2002, net income was $87.3 million under the current value basis compared with $177.4 million pre FAS 133 income (see *Table 3*). The $90.1 million current value adjustment represents the change in the current value of all of ADB's financial instruments from 31 December 2001 to 31 March 2002 ($115.6 million – 31 March 2001). The decrease in net income under the current value method was attributed to the unfavorable currency translation adjustment for the period, the loss on investment holding, and the loss resulting from the upward movement of interest rates (see *Table 4*).

FAS 133 Adjustments

The $88.4 million FAS 133 adjustment under the statutory reported basis for the three months ended 31 March 2002 ($118.8 million – 31 March 2001) represented a decline of $80.7 million in the values of the derivatives plus the $7.7 million amortization of the FAS 133 transition adjustments during the period. The $80.7 million loss on derivatives arose predominantly because of several US dollar interest rate swaps with fixed interest receivable and floating interest payable. The rise in US dollar interest rates during the period meant that these derivatives lost in value vis-à-vis last quarter's level.

Reserve-To-Loan Ratio

The reserve-to-loan ratio (RLR) is one of the two decisive income indicators used by ADB in measuring its risk bearing capacity. RLR is calculated by dividing the total reserves by the sum of the outstanding OCR loan portfolio, equity investments, and guarantees, less cumulative loan loss provision. ADB's financial policies require that ADB maintain its RLR at about 25 percent.

Table 1 presents RLR computed on the statutory reported basis, pre-FAS 133 basis, and current value basis. ADB has maintained a relatively stable RLR over the periods. At 31 March 2002, the RLR on the current value basis was lower than the statutory reported and pre-FAS 133 basis mainly because the increase in loan value was more than the increase in reserve as a result of revaluation of all financial assets and liabilities as of 31 March 2002. Also, the outstanding loans under the current value took into account expected loan interest, which partially contributed to a lower RLR on the current value basis under the same period.

Interest Coverage Ratio

The Interest Coverage Ratio (ICR) is another measure of ADB's risk bearing capacity. The ICR is defined as the sum of net income and financial expenses over financial expenses. It is a ratio that broadly indicates to what extent its income, particularly the income from its loan portfolio, can decrease without jeopardizing its ability to service its debt from current earnings. ADB's current policy is to ensure that the ICR does not fall below the level of 1.31 times. In calculating the ICR under the current value basis, the net income and interest and financial expenses are annualized while the change in fair value and the translation adjustments are not.

For the purpose of measuring ADB's ability to meet interest payment obligations to bondholders, the ICR under current value basis includes changes in fair value of financial instruments and translation adjustments for the period and the annualized financial expenses. As indicated in Table 1, the ICR under the pre FAS 133 basis for the first quarter of 2002 is 1.58, compared with 1.45 for

the same period of last year. The slight increase was primarily due to lower financial expenses during the current period.

Summary of Financial Performance

For the three months ended 31 March 2002, the reported net income was $89 million, compared with $290.5 million in the first quarter of 2001 *(see OCR-2)*. The decrease of $201.5 million (representing 69.4% decrease from 2001) in net income is predominantly attributable to the following:

- A decrease of $207.2 million in income associated with FAS 133 adjustment from positive $118.8 million in 2001 to negative $88.9 million in 2002. Of the adjustment as of 31 March 2002 and 2001, $172.5 million represented a decline in marking ADB's derivative instruments to fair value while $34.7 million represented the cumulative effect of change as of 1 January 2001 in accounting policy following the adoption of FAS 133.

- A decrease of $40.7 million in income from loans due to decreased applicable rates for the pool-based multi-currency and market-based loans.

- A decrease of $34 million in income from investments reflected the impact of decreased average investments and unfavorable returns from the Japanese, United States, and Swiss portfolios. The decrease in average investments resulted from a lower volume of borrowings during 2001.

- The decrease in loan and investment income during this quarter discussed above was mostly offset by reduced interest and financial expenses of $78 million. The reduction in interest and financial expenses was due to lower applicable rates for variable rate borrowings.

Allocation of Net Income

On 27 March 2002, the Board of Directors approved a recommendation to ADB's Board of Governors, of the allocation of unallocated income of $714.5 million to the Ordinary Reserve and $147.5 million to Cumulative Revaluation Adjustments Account.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
31 March 2002 and 31 December 2001
Expressed In Thousands of United States Dollars (Note A)

	31 March (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 88,446	$ 68,823
INVESTMENTS (Note B)	8,973,383	8,264,915
LOANS OUTSTANDING (Notes C and D) (Including FAS 133 adjustment of $1,184 - 31 March 2002, $1,212 - 31 December 2001 and net of allowance for losses of $80,296 - 31 March 2002, $80,128 - 31 December 2001)	28,597,599	28,658,846
EQUITY INVESTMENTS (Note E)	211,092	208,018
ACCRUED INCOME	516,327	459,723
RECEIVABLE FROM MEMBERS	337,628	348,500
RECEIVABLE FROM SWAPS (Including FAS 133 adjustment of $177,124 - 31 March 2002, $330,164 - 31 December 2001) (Notes D and G)	7,594,170	6,379,403
OTHER ASSETS		
Property, Furniture, and Equipment	159,001	155,262
Investment related receivables	201,722	159,500
Miscellaneous (Note F)	166,581	163,334
TOTAL	$ 46,845,949	$ 44,866,324
LIABILITIES, CAPITAL, AND RESERVES		
BORROWINGS (Notes D and G) (Including FAS 133 adjustment of $21,069 - 31 March 2002, $26,261 - 31 December 2001)	$ 25,764,651	$ 24,880,784
ACCRUED INTEREST ON BORROWINGS	447,368	371,405
PAYABLE FOR SWAPS (Including FAS 133 adjustment of $120,314 - 31 March 2002, $194,674 - 31 December 2001) (Notes D and G)	7,959,543	6,784,076
ACCOUNTS PAYABLE AND OTHER LIABILITIES		
Investment related payables	1,602,261	1,778,553
Undisbursed technical assistance commitments (Note I)	19,006	19,753
Miscellaneous (Note F)	155,395	157,530
Total liabilities	35,948,224	33,992,101
CAPITAL AND RESERVES (OCR - 4)		
Capital Stock (Note H)		
Subscribed (SDR34,746,270,000 - 31 March 2002 and 31 December 2001)	43,325,472	43,628,112
Less -"callable" shares subscribed	40,278,236	40,559,590
"Paid-in" shares subscribed	3,047,237	3,068,522
Less - subscription installments not due	18,837	18,967
Subscription installments matured	3,028,400	3,049,555
Less - capital transferred to the Asian Development Fund	59,365	59,780
	2,969,035	2,989,775
Net notional amounts required to maintain value of currency holdings	(453,411)	(462,456)
Ordinary Reserve	7,816,392	7,812,436
Special Reserve	183,051	182,903
Surplus	116,645	116,645
Net income after appropriation		
For the calendar year 2001	861,965	861,965
For the three months ended 31 March 2002 (OCR-2)	88,853	-
Accumulated other comprehensive income (OCR-4)	(684,805)	(627,045)
Total Capital and Reserves	10,897,725	10,874,223
TOTAL	$ 46,845,949	$ 44,866,324

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)	2001 (Unaudited)
INCOME (Note I)		
From loans	$ 422,498	$ 463,189
From investments (Note B)	81,924	115,964
From other sources - net	2,452	1,476
TOTAL INCOME	506,874	580,629
EXPENSES (Note I)		
Interest and other financial expenses	307,010	385,057
Administrative expenses (Note I)	22,174	23,882
Provision for losses (written back) (Notes C and I)	326	(18)
TOTAL EXPENSES	329,510	408,921
	177,364	171,708
FAS 133 ADJUSTMENT (Note D)	(88,363)	84,146
OPERATING INCOME	89,001	255,854
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note D)	-	34,656
NET INCOME	89,001	290,510
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE	148	-
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE	**$ 88,853**	**$ 290,510**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)	2001 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 330,752	$ 334,100
Interest on investments received	66,518	96,480
Interest and other financial expenses paid	(242,261)	(295,059)
Administrative expenses paid	(29,633)	(38,382)
Technical assistance disbursed	(747)	-
Others - net	(3,503)	8,369
Net Cash Provided By Operating Activities	121,126	105,508
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (purchases) sales of investment securities	(980,228)	70,589
Principal collected on loans	388,996	246,259
Loans disbursed	(397,884)	(397,421)
Others	(6,868)	(5,646)
Net Cash Used in Investing Activities	(995,984)	(86,219)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	2,538,973	591,675
Bonds purchased for redemption and borrowings redeemed	(1,657,351)	(599,404)
Issuance expenses paid	(229)	-
Payments from members	3,095	4,085
Net currency swaps	10,652	(1,423)
Net Cash Provided by (Used in) Financing Activities	895,140	(5,067)
Effect of Exchange Rate Changes on Due from Banks	(659)	(3,127)
Net Increase in Due from Banks	19,623	11,095
Due from Banks at Beginning of Period	68,823	62,546
Due from Banks at End of Period	$ 88,446	$ 73,641

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)		2001 (Unaudited)	
Balance at beginning of period		$ 10,874,223		$ 10,434,878
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 89,001		$ 290,510	
Other comprehensive income for the period	(57,760)	31,241	(267,461)	23,049
Change in SDR values		(20,740)		(98,922)
Change in Ordinary Reserve		3,956		17,032
Notional MOV		9,045		(17,624)
Balance at end of period		**$ 10,897,725**		**$ 10,358,413**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gain (Loss) (Unaudited)		Accumulated Other Comprehensive Income (Loss) (Unaudited)	
	2002	2001	2002	2001	2002	2001	2002	2001
Balance, 1 January	$ (54,898)	$ -	$ (665,472)	$ (376,002)	$ 93,325	$ 69,356	$ (627,045)	$ (306,646)
Transition adjustment	-	(116,313)	-	-	-	-	-	(116,313)
Amortization	12,854	19,012	-	-	-	-	12,854	19,012
Other comprehensive income for the period	-	-	(11,392)	(198,008)	(59,222)	27,848	(70,614)	(170,160)
Balance, 31 March	$ (42,044)	$ (97,301)	$ (676,864)	$ (574,010)	$ 34,103	$ 97,204	$ (684,805)	$ (574,107)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2002 and 2001
(Unaudited)

NOTE A - FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2001 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2002 and 2001 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of all members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 31 March 2002 and 31 December 2001 other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from net income and reported in the "CAPITAL AND RESERVES" section as part of "Accumulated other comprehensive income." All derivative instruments are marked to market. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin. The estimated fair value of the investments by contractual maturity as of 31 March 2002 and 31 December 2001 are as follows:

	31 March	**31 December**
Due in one year or less	$4,285,532,000	$3,440,387,000
Due after one year through five years	4,074,505,000	4,295,656,000
Due after five years through ten years	613,346,000	528,872,000
Total	$8,973,383,000	$8,264,915,000

NOTE C - LOANS AND GUARANTEES

As of 31 March 2002 and 31 December 2001, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March	31 December
Indonesia	$ 6,926,464,000	$ 6,971,037,000
China, People's Republic of	5,896,713,000	5,906,050,000
India	4,155,478,000	4,054,780,000
Korea, Republic of	3,912,765,000	3,916,313,000
Philippines	2,409,662,000	2,461,965,000
Pakistan	2,122,177,000	2,161,012,000
Thailand	2,057,411,000	2,072,420,000
Other (individually less than 5% of total loans)	1,197,225,000	1,195,397,000
Total loans	$28,677,895,000	$28,738,974,000
Allowance for possible losses	(80,296,000)	(80,128,000)
Net loans outstanding	$28,597,599,000	$28,658,846,000

Loans outstanding as of 31 March 2002 include loans to the private sector amounting to $326,883,000 ($324,330,000 - 31 December 2001).

Twelve private sector loans were in non-accrual status as of 31 March 2002 (twelve - 31 December 2001). The principal amount outstanding of private sector loans placed in non-accrual status as of 31 March 2002 was $75,274,000 ($75,449,000 - 31 December 2001), of which $53,464,000 ($51,065,000 - 31 December 2001) was overdue.

Three public sector loans (two to Myanmar and one to Nauru) were in non-accrual status but were considered unimpaired as of 31 March 2002 (three - 31 December 2001). The principal outstanding of the loans placed in non-accrual status as of 31 March 2002 was $3,086,000 ($3,095,000 - 31 December 2001), of which $786,000 ($795,000 - 31 December 2001) was overdue. The decline in amount was due to translation adjustments.

No loan loss provisions have been made against loans guaranteed by members, but provisions have been made against private sector loans. *(See Note I.)*

The changes in the allowance for possible losses during the first quarter of 2002 are as follows:

Balance - 1 January 2002	$80,128,000
Provision during the quarter	219,000
Translation adjustments	(51,000)
Balance - 31 March 2002	$80,296,000

The undisbursed balance of approved loans as of 31 March 2002 was $13,197,078,000 ($13,796,035,000 - 31 December 2001). This included an undisbursed balance of approved private sector loans amounting to $291,373,000 ($306,619,000 - 31 December 2001). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $75,204,000 ($97,520,000 - 31 December 2001).

ADB extends guarantees for the benefit of its members which are not reflected in the financial statements. Such guarantees include partial credit guarantees where only certain principal and/or interest payments are covered and political risk guarantees which provide coverage against well-defined sovereign risks. As at 31 March 2002 and 31 December 2001, the outstanding amount and present value of ADB's guarantee obligations covered:

	31 March 2002		**31 December 2001**	
	Outstanding Guaranteed Amount	Present Value	Outstanding Guaranteed Amount	Present Value
Partial Credit Guarantees	$308,597,000	$203,420,000	$311,658,000	$202,629,000
Political Risk Guarantees	57,932,000	35,223,000	43,515,000	28,303,000
	$366,529,000	$238,643,000	$355,173,000	$230,932,000

At 31 March 2002, the nominal amount of the partial credit and political risk guarantees facilities were $308,597,000 and $251,000,000, respectively ($317,596,000 and $251,000,000 - 31 December 2001).

NOTE D - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident the impact of economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

NOTE E - EQUITY INVESTMENTS

Investments in equity securities without readily determinable fair values are reported at cost less an allowance for probable losses. Equity securities with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net

income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies the equity method of accounting to one investment in Asian Finance and Investment Corporation Ltd. (AFIC) where ADB has the ability to exercise significant influence. ADB also holds 100% of AFIC issued convertible non-cumulative preference shares in the amount of $25,000,000 ($25,000,000 - 2001). ADB together with other financiers renewed the revolving credit facility provided to AFIC in October 2001 up to a maximum aggregate principal amount outstanding at any time of $45,000,000 ($45,000,000 - 31 December 2001). ADB's obligation amounts to $20,000,000, of which, at 31 March 2002, the outstanding loan was $4,444,000 ($4,444,000 - 31 December 2001). This amount has been included in "Loans Outstanding."

NOTE F - INTERFUND ACCOUNTS

Included in miscellaneous assets and miscellaneous liabilities are amounts receivable from and payable to the following related funds as of 31 March 2002 and 31 December 2001:

	31 March	31 December
Amounts Receivable from:		
Asian Development Fund	$25,214,000	$6,103,000
Japan Special Fund	179,000	143,000
Asian Development Bank Institute Special Fund	119,000	107,000
Total	$25,512,000	$6,353,000
Amounts Payable to:		
Technical Assistance Special Fund	$ 782,000	$ -

NOTE G - BORROWINGS AND SWAPS

The weighted average cost of borrowings outstanding as of 31 March 2002 after adjustment for currency and interest rate swap activities, was 5.03% (5.54% - 31 December 2001).

NOTE H - CAPITAL STOCK

The authorized capital stock of ADB as of 31 March 2002 consisting of 3,490,994 shares amounted to SDR34,909,940,000. Of the authorized shares, 3,474,627 shares have been subscribed, of which 3,230,244 shares are "callable" and 244,383 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

On 2 April 2002, Portugal's membership became effective upon completion of all formalities. Portugal has subscribed to 12,040 shares of the capital stock.

As of 31 March 2002, the value of the SDR in terms of the current United States dollar was $1.24691 ($1.25562 - 31 December 2001) giving a value for each share of ADB's capital equivalent to $12,469.10 ($12,556.20 - 31 December 2001).

NOTE I - INCOME AND EXPENSES

The average yield on the loan portfolio was 5.89% (6.61% - 2001) for the three-month period ended 31 March 2002.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2002, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses, was 4.58% (6.35% - 2001). If unrealized gains and losses were included, the annualized rate of return would have been 1.16% (7.98% - 2001).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the three-month period ended 31 March 2002 were apportioned between Ordinary Capital Resources and the Asian Development Fund according to the number of loans and equity investments expected to be approved over the year. Of the total administrative expenses net of recovered expenses for the three-month period ended 31 March 2002 of $54,438,000 ($46,458,000 - 2001), $25,214,000 ($18,836,000 - 2001) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was offset by front-end fee from new loans for the period ended 31 March 2002 of $7,050,000 ($3,740,000 - 31 March 2001).

In April 2001, the Board of Directors approved financing of technical assistance (TA) directly from the current income. The full amount of TA commitments is to be charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES" in the year of commitment. There has been no TA commitments for the quarter.

For the three-month period ended 31 March 2002, provision for losses totaled $326,000 ($219,000 on provisions of private sector loans and charges of $107,000 on account of equity investments). During the same period in 2001, provision for losses written back totaled $18,000 (write back of $378,000 on provisions of private sector loans and charges of $360,000 on account of equity investments).

FAS 133 adjustment of $88,363,000 was made up of mark to market losses on derivatives of $80,633,000 and amortization of the FAS 133 transition adjustments of $7,730,000.

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 March 2002 and 31 December 2001
Expressed in Thousands of United States Dollars (Note A)

ASSETS	31 March (Unaudited)		31 December	
DUE FROM BANKS		$ 18,982		$ 6,293
INVESTMENTS (Note B)		2,877,068		2,586,126
LOANS OUTSTANDING (Note C)		14,758,998		14,832,323
ACCRUED REVENUE		73,995		64,574
DUE FROM CONTRIBUTORS		2,186,088		2,476,215
OTHER ASSETS				
Investment related receivables	$ 21,670		$ 160	
Miscellaneous	2,619	24,289	2,803	2,963
TOTAL		$ 19,939,420		$ 19,968,494

LIABILITIES AND FUND BALANCES	31 March (Unaudited)	31 December
ACCOUNTS PAYABLE AND OTHER LIABILITIES		
Advance payments on contributions	$ 2,638	$ 2,651
Payable to Ordinary Capital Resources	25,214	6,103
Investment related payables	114,690	70,842
Miscellaneous	1,364	1,400
Total Liabilities	143,906	80,996
FUND BALANCES		
Amounts available for loan commitments		
Contributed Resources	18,075,958	18,180,486
Set-aside Resources	59,365	59,780
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund	232,523	232,553
	18,367,846	18,472,819
Accumulated surplus	1,646,872	1,608,532
Accumulated other comprehensive income (ADF-4)	(219,204)	(193,853)
Total Fund Balance	19,795,514	19,887,498
TOTAL	$ 19,939,420	$ 19,968,494

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)	2001 (Unaudited)
REVENUE		
From loans	$ 36,033	$ 37,186
From investments (Note B)	27,485	31,308
From other sources - net	37	138
TOTAL REVENUE	63,555	68,632
EXPENSES		
Administrative expenses (Note D)	25,215	18,861
EXCESS OF REVENUE OVER EXPENSES	$ 38,340	$ 49,771

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)	2001 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 28,608	$ 32,163
Interest on investments received	21,396	24,997
Cash received from other sources	37	6
Administrative expenses paid	(7,053)	(8,654)
Net Cash Provided by Operating Activities	42,988	48,512
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(278,607)	(210,760)
Principal collected on loans	53,652	52,763
Loans disbursed	(131,993)	(221,028)
Net Cash Used in Investing Activities	(356,948)	(379,025)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	325,948	333,922
Net Cash Provided by Financing Activities	325,948	333,922
Effect of Exchange Rate Changes on Due from Banks	701	1,121
Net Increase in Due from Banks	12,689	4,530
Due from Banks at Beginning of Period	6,293	7,591
Due from Banks at End of Period	$ 18,982	$ 12,121

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)		2001 (Unaudited)	
Balance at beginning of period		$ 19,887,498		$ 20,992,561
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 38,340		$ 49,771	
Other comprehensive income for the period	(25,351)	12,989	(89,389)	(39,618)
Change in amount available for loan commitments from Contributed Resources		(104,528)		(1,065,392)
Change in SDR value of Set-Aside Resources		(415)		(2,012)
Change in value of transfers from TASF		(30)		(122)
Balance at end of period		**$ 19,795,514**		**$ 19,885,417**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2002	2001	2002	2001	2002	2001
Balance, 1 January	$ (208,980)	$ (87,060)	$ 15,127	$ 1,966	$ (193,853)	$ (85,094)
Other comprehensive income for the period	(11,740)	(93,256)	(13,611)	3,867	(25,351)	(89,389)
Balance, 31 March	$ (220,720)	$ (180,316)	$ 1,516	$ 5,833	$ (219,204)	$ (174,483)

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2002 and 2001
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2001 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2002 and 2001 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated.

Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member subscriptions and are not intended to be a presentation in accordance with generally accepted accounting principles. These special purpose financial statements have been prepared to comply with Article IV, Section 4.01 of the Regulations of ADF.

NOTE B - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 31 March 2002 and 31 December 2001 are considered by Management to be "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from revenue and reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in revenue from investments.

The estimated fair value of the investments by contractual maturity as of 31 March 2002 and 31 December 2001 are as follows:

	31 March	31 December
Due in one year or less	$1,675,980,000	$1,407,039,000
Due after one year through five years	1,201,088,000	1,179,087,000
Total	$2,877,068,000	$2,586,126,000

The annualized rate of return on the average investments held during the three-month period ended 31 March 2002, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses, was 4.19% (5.46% - 2001). If unrealized gains and losses were included, the annualized rate of return would have been 2.10% (6.12% - 2001).

NOTE C - LOANS

As of 31 March 2002 and 31 December 2001, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	31 March	31 December
Bangladesh	$ 3,870,041,000	$ 3,904,445,000
Pakistan	3,626,067,000	3,664,451,000
Sri Lanka	1,451,270,000	1,456,724,000
Nepal	1,039,079,000	1,045,336,000
Vietnam	849,100,000	833,189,000
Other (individually less than 5% of total loans	3,923,441,000	3,928,178,000
Total loans	$14,758,998,000	$14,832,323,000

The principal amount outstanding of public sector loans placed in non-accrual status as of 31 March 2002 was $439,754,000 ($442,146,000 - 31 December 2001) of which $75,440,000 ($69,994,000 - 31 December 2001) was overdue.

No private sector loan was in nonaccrual status as of 31 March 2002 (one - 31 December 2001). The principal outstanding of the loan in non-accrual status last 31 December 2001 was $5,234,000.

The undisbursed balance of approved loans as of 31 March 2002 was $4,390,301,000 ($4,362,802,000 - 31 December 2001).

NOTE D - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the three-month period ended 31 March 2002 included an administration charge amounting to $25,214,000 ($18,836,000 - 2001). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) based on the number of loans and equity investments expected to be approved over the year.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2002 and 31 December 2001
Expressed in Thousands of United States Dollars (Note A)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 3,011	$ 1,467
INVESTMENTS (Note B)	169,176	184,953
ACCRUED REVENUE	680	991
OTHER ASSETS (Note C)	7,287	7,052
TOTAL	**$ 180,154**	**$ 194,463**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 561	$ 177
UNDISBURSED COMMITMENTS (Note D)	111,203	113,015
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	68,390	81,271
TOTAL	**$ 180,154**	**$ 194,463**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2002 and 2001

	2002 (Unaudited)	2001 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS	$ -	$ -
REVENUE		
From investments (Note B)	$ 248	$ 2,648
From other sources	83	70
Total	331	2,718
EXPENSES		
Technical assistance (Note D)	12,947	13,421
Financial expenses	1	1
Total	12,948	13,422
REVENUE LESS THAN EXPENSES	(12,617)	(10,704)
EXCHANGE LOSSES	(264)	(11,203)
DECREASE IN NET ASSETS	(12,881)	(21,907)
NET ASSETS AT BEGINNING OF PERIOD	81,271	115,457
NET ASSETS AT END OF PERIOD	**$ 68,390**	**$ 93,550**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
31 March 2002 and 31 December 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)	2001 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 47	$ -
Interest on investments received	1,688	4,118
Cash received from other activities	108	41
Technical assistance disbursed	(14,657)	(14,343)
Financial expenses paid	(1)	(1)
Net Cash Used in Operating Activities	(12,815)	(10,185)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net sales	14,381	11,419
Effect of Exchange Rate Changes on Due from Banks	(22)	(49)
Net Increase in Due from Banks	1,544	1,185
Due from Banks at Beginning of Period	1,467	1,156
Due from Banks at End of Period	$ 3,011	$ 2,341

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2002 and 2001
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2001 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2002 and 2001 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The financial statements are expressed in thousands of current United States dollars. As a matter of convenience, the United States dollar, the reporting currency is used to measure exchange gains and losses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 31 March 2002 and 31 December 2001 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2002, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.54% (4.63% - 2001).

NOTE C – INTERFUND ACCOUNTS

As of 31 March 2002, included in other assets are amounts due from Ordinary Capital Resources and Japan Special Fund of $782,000 (nil - 31 December 2001) and $23,000 (nil - 31 December 2001), respectively.

NOTE D - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the first quarter of 2002, a net amount of $1,068,000 ($917,000 - 2001) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2002 and 31 December 2001
Expressed in Thousands of United States Dollars (Note A)

	31 March (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 435	$ 3,044	$ 3,479	$ 1,315	$ 663	$ 1,978
INVESTMENTS (Note B)	80,641	285,816	366,457	181,477	277,761	459,238
EQUITY INVESTMENTS (Note C)	-	104	104	-	105	105
OTHER ASSETS (Note D)	204	6,002	6,206	454	7,505	7,959
TOTAL	$ 81,280	$ 294,966	$ 376,246	$ 183,246	$ 286,034	$ 469,280
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES						
Payable to Ordinary Capital Resources	$ -	$ 179	$ 179	$ -	$ 143	$ 143
Miscellaneous (Note D)	222	35	257	10,327	43	10,370
	222	214	436	10,327	186	10,513
UNDISBURSED COMMITMENTS						
Technical assistance	17,357	115,168	132,525	14,918	117,605	132,523
Interest payment assistance	58,115	-	58,115	58,115	-	58,115
	75,472	115,168	190,640	73,033	117,605	190,638
NET ASSETS (JSF-2), represented by:						
Uncommitted Balances						
Unrestricted	1	18,782	18,783	-	8,505	8,505
Temporarily restricted (Note E)	4,721	57,794	62,515	99,366	57,794	157,160
	4,722	76,576	81,298	99,366	66,299	165,665
Net Accumulated Investment Income						
Temporarily restricted	864	103,008	103,872	520	101,944	102,464
	5,586	179,584	185,170	99,886	168,243	268,129
TOTAL	$ 81,280	$ 294,966	$ 376,246	$ 183,246	$ 286,034	$ 469,280

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)			2001 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 22,550	$ 22,550	$ -	$ 30,929	$ 30,929
REVENUE FROM OTHER SOURCES	1	10	11	-	11	11
CHANGE IN UNREALIZED INVESTMENT HOLDING ON EQUITY INVESTMENT	-	-	-	-	(139)	(139)
NET ASSETS RELEASED FROM RESTRICTIONS	94,398	277	94,675	3,379	453	3,832
Total	94,399	22,837	117,236	3,379	31,254	34,633
TRANSFER TO JAPAN FUND FOR POVERTY REDUCTION (Note A)	(90,000)	-	(90,000)	-	-	-
EXPENSES						
Technical assistance (Note F)	4,390	11,689	16,079	3,375	13,964	17,339
Administrative expenses	8	277	285	4	324	328
Total	4,398	11,966	16,364	3,379	14,288	17,667
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	1	10,871	10,872	-	16,966	16,966
EXCHANGE LOSSES	-	(594)	(594)	-	(969)	(969)
INCREASE IN UNRESTRICTED NET ASSETS	1	10,277	10,278	-	15,997	15,997
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS	352	1,341	1,693	238	4,653	4,891
NET ASSETS RELEASED FROM RESTRICTIONS	(94,398)	(277)	(94,675)	(3,379)	(453)	(3,832)
EXCHANGE LOSSES	(1,471)	-	(1,471)	(96)	-	(96)
TRANSLATION ADJUSTMENTS	1,216	-	1,216	(17,441)	-	(17,441)
(DECREASE) INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	(94,301)	1,064	(93,237)	(20,678)	4,200	(16,478)
(DECREASE) INCREASE IN NET ASSETS	(94,300)	11,341	(82,959)	(20,678)	20,197	(481)
NET ASSETS AT BEGINNING OF PERIOD	99,886	168,243	268,129	136,984	189,993	326,977
NET ASSETS AT END OF PERIOD	**$ 5,586**	**$ 179,584**	**$ 185,170**	**$ 116,306**	**$ 210,190**	**$ 326,496**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)			2001 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 22,550	$ 22,550	$ -	$ 30,929	$ 30,929
Transfer to Japan Fund for Poverty Reduction	(90,000)	-	(90,000)	-	-	-
Interest on investments received	853	2,032	2,885	151	6,298	6,449
Technical assistance disbursed	(2,108)	(13,227)	(15,335)	(1,878)	(14,937)	(16,815)
Interest assistance paid	(9,896)	-	(9,896)	(4,224)	-	(4,224)
Administrative expenses paid	(72)	(184)	(256)	(47)	(325)	(372)
Others - net	(1,470)	(582)	(2,052)	(96)	(966)	(1,062)
Net Cash (Used in) Provided by Operating Activities	(102,693)	10,589	(92,104)	(6,094)	20,999	14,905
Net Cash Provided by (Used in) Investing Activities						
Net sales (investments)	98,823	(8,208)	90,615	5,948	(20,239)	(14,291)
Effect of Exchange Rate Changes on Due from Banks	2,990	-	2,990	158	(7)	151
Net (Decrease) Increase in Due from Banks	(880)	2,381	1,501	12	753	765
Due from Banks at Beginning of Period	1,315	663	1,978	61	537	598
Due from Banks at End of Period	$ 435	$ 3,044	$ 3,479	$ 73	$ 1,290	$ 1,363

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2002 and 2001
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2001 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2002 and 2001 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The functional currency of Japan Special Fund (JSF) is the Japanese yen while the reporting currency is the United States dollar. The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF on 22 March 2002. With this, the residual amount of $90 million in the ACCSF account was transferred to the Japan Fund for Poverty Reduction and the noninterest-bearing, nonnegotiable note of Y360 billion made available as a guarantee facility was returned back to the Government of Japan. The ACCSF IPA/TA account is to be kept open until the completion of all TA and IPA disbursements and the settlement of all administrative expenses.

NOTE B - INVESTMENTS

All investment securities held as of 31 March 2002 and 31 December 2001 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rates of return on the average investments held under ACCSF and JSF funds during the three-month period ended 31 March 2002, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 0.88% and 0.43%, respectively (0.43% and 6.28% - 2001).

NOTE C - EQUITY INVESTMENTS

ADB used JSF resources to make equity investments in India in 1990. Due to the unavailability of a reliable market value for the investment, ADB reported the investment at its written down value of $104,000 as of 31 March 2002($105,000 - 31 December 2001).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are interfund transfers as follows:

	31 March	31 December
Receivable by JSF from:		
ACCSF[1]	$222,000	$431,000
Payable to:		
Technical Assistance Special Fund	$ 23,000	$ -

[1] These amounts are reflected as payable by ACCSF to JSF.

NOTE E - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific technical assistance (TA) projects/programs and interest payment assistance (IPA) grants are classified as temporarily restricted support.

As of 31 March 2002 and 31 December 2001, temporarily restricted net assets are available for the following purposes:

	31 March	31 December
Asian Currency Crisis Support Facility	$ 4,721,000	$ 99,366,000
Japan Special Fund		
Environment-related Activities	29,365,000	29,365,000
Financial Sector	11,009,000	11,009,000
Private Sector Promotion	9,916,000	9,916,000
Gender and Development	7,110,000	7,110,000
Training/Symposium	394,000	394,000
	57,794,000	57,794,000
Total	$62,515,000	$157,160,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the first quarter of 2002, an amount of $183,000 ($527,000 - 2001) was thus written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2002 and 31 December 2001
Expressed In Thousands of United States Dollars (Note A)

ASSETS		31 March (Unaudited)		31 December
DUE FROM BANKS		$ 2,065		$ 2,161
INVESTMENTS (Note B)		3,572		5,975
PROPERTY, FURNITURE, AND EQUIPMENT		1,134		1,206
OTHER ASSETS		1,701		1,711
TOTAL		**$ 8,472**		**$ 11,053**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note C)	$ 119		$ 107	
Miscellaneous	1,223	$ 1,342	1,089	$ 1,196
UNCOMMITTED BALANCES (ADBISF-2)		7,130		9,857
TOTAL		**$ 8,472**		**$ 11,053**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)		2001 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ -		$ 9,636
REVENUE				
From investments (Note B)	$ -		$ 3	
From other sources - net	2	2	2	5
Total		2		9,641
EXPENSES				
Administrative expenses	2,192		2,518	
Program expenses	400	2,592	1,021	3,539
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES		(2,590)		6,102
EXCHANGE LOSSES		(17)		(58)
TRANSLATION ADJUSTMENTS		(120)		(732)
(DECREASE) INCREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(2,727)		5,312
NET ASSETS AT BEGINNING OF PERIOD		9,857		7,614
NET ASSETS AT END OF PERIOD		**$ 7,130**		**$ 12,926**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2002 and 2001
Expressed in Thousands of United States Dollars (Note A)

	2002 (Unaudited)	2001 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ -	$ 9,636
Interest on investments received	-	3
Expenses paid	(2,415)	(3,284)
Others - net	(4)	(53)
Net Cash (Used in) Provided by Operating Activities	(2,419)	6,302
CASH FLOWS FROM INVESTING ACTIVITIES		
Net sales (investment)	2,374	(6,694)
Effect of Exchange Rate Changes on Due from Banks	(51)	(176)
Net Decrease in Due from Banks	(96)	(568)
Due from Banks at Beginning of Period	2,161	940
Due from Banks at End of Period	$ 2,065	$ 372

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2002 and 2001
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2001 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2002 and 2001 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 31 March 2002 and 31 December 2001 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2002, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.01% (0.30% - 2001).